Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Earnings:
Income before income taxes	$70,003	$171,264
Add (deduct):
Fixed charges	113,679	70,067
Capitalization of interest, net of amortization	(1,105)	(161)

Earnings available for fixed charges (a)	$182,577	$241,170

Fixed charges:
Interest expense	$87,955	$45,474
Capitalized interest and tax interest	1,858	511
One third of rental expense (1)	23,866	24,082

Total fixed charges (b)	$113,679	$70,067

Ratio of earnings to fixed charges (a/b)	1.61	3.44

(1) Considered to be representative of interest factor in rental expense.

65